Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

04036415

Basel, 10. August 2004

Roche gets European approval for MabThera in first line treatment of indolent non-Hodgkin's lymphoma

Vital treatment option brings benefit to patients across Europe

SUPPL

Roche announced today that the European Commission has approved MabThera (rituximab) for first line use in treatment of indolent non-Hodgkin's lymphoma (NHL) in combination with conventional chemotherapy.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

The European Commission's decision was based on phase III study results which showed MabThera in combination with CVP (cyclophosphamide, vincristine and prednisolone) chemotherapy to be significantly superior to CVP chemotherapy alone:

- Time to treatment failure was significantly prolonged by more than 1½ years: 26 months versus 7 months
- Freedom from disease progression was nearly doubled: 27 months versus 15 months
- More patients responded to the combination treatment: overall response rate was 81% versus 57 %, and complete response rate quadrupled to 41% from 10%

"This approval is excellent news for the many indolent NHL patients suffering from this potentially fatal disease," said William M. Burns, Head of Roche's Pharmaceuticals division. "MabThera in combination with chemotherapy is a vital treatment option, and making it available to patients across Europe underlines its position as the standard of care in indolent NHL."

MabThera monotherapy was approved for the treatment of relapsed or refractory indolent NHL in June 1998 and in combination with CHOP (cyclophosphamide, doxorubicin, vincristine, prednisone) chemotherapy for treatment of aggressive NHL in March 2002. Non-Hodgkin's

lymphoma affects 1.5 million people worldwide. Indolent NHL, representing about 45% of NHL patients, is a slow developing but serious cancer of the lymphatic system, and patients are prone to relapse after treatment.

"This approval for MabThera marks a major advance in the treatment of indolent NHL," said Kapil Dhingra, Vice President Roche Oncology. "By every criterion of effectiveness, whether time to progression, disease-free survival or duration of response, patients who received MabThera in addition to chemotherapy had a superior outcome as compared to those receiving conventional chemotherapy only. This is the first time that the addition of a well tolerated biologic agent to chemotherapy has led to such a significant clinical benefit in this condition."

About the study

The filing for approval of MabThera in indolent NHL was based on final results from the multi-centre, phase III randomised study, which involved 321 patients from 11 countries and compared a treatment regimen of MabThera plus CVP chemotherapy with CVP chemotherapy alone. Patients were previously untreated and were diagnosed with advanced stage, indolent (follicular) NHL. Of the 321 patients involved, 159 were randomised into the CVP chemotherapy group and 162 into the MabThera plus CVP chemotherapy treatment group.

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defence to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months. MabThera is known as Rituxan in the United States, Japan and Canada. More than 300,000 patients have been treated with MabThera worldwide to date. Genentech and BiogenIdec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

Roche in Oncology

Within the last five years the Roche Group including its partners Genentech in the US and Chugai in Japan has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit in different major tumor indications: Xeloda and Herceptin in advanced stage breast cancer, MabThera in non-Hodgkin's lymphoma, and Avastin in colorectal carcinoma. In the United States Herceptin, MabThera and Avastin are marketed either by Genentech alone or

together with Biogen Idec Inc. Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these drugs.

The Roche oncology portfolio also includes NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). CERA is the most recent demonstration of the commitment to anaemia management. The Roche Group's cancer medicines generated sales of more than 6 billion Swiss francs in 2003.

In a recent phase III study Tarceva met its primary endpoint of improving overall survival in patients with non-small cell lung cancer. Tarceva is being developed by Roche, Genentech and OSI Pharmaceuticals. Chugai is pursuing its development and regulatory approval for the Japanese market.

Roche is developing new tests, which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumor markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information

Cancer: www.health-kiosk.ch

Roche: www.roche.com

World wide association of lymphoma groups: www.lymphomacoalition.org/home.htm

For free B-roll/video content about the study that led to the European Commission's approval: www.thenewsmarket.com

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Roche Investor Update

Tuesday, August 03, 2004 8:15 AM

Chugai OTC divestiture and bridge into IFRS
Full reconciliation and up-dated presentation of Roche continuing and discontinuing businesses

Results of Chugai as consolidated by the Roche Group
Following the publication of Chugai's official interim results, Roche offers this investor update which reconciles these results with the results for Chugai published by Roche as part of the Roche Group's interim results.

Chugai's shares are publicly traded and are listed on the Tokyo Stock Exchange. Chugai prepares financial statements in conformity with accounting principles generally accepted in Japan (JGAAP). Annual and quarterly interim results are filed with the Tokyo Stock Exchange. Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and JGAAP, there are differences between Chugai's stand-alone results on a JGAAP basis and the results of Chugai as consolidated by the Roche Group in accordance with IFRS. These are reconciled in the table 1.

Differences between IFRS and JGAAP
The alliance between Roche and Chugai was formed by the merger of Chugai (excluding Gen-Probe) and Roche's Japanese pharmaceuticals subsidiary, Nippon Roche. Under the terms of the alliance, both Chugai and Nippon Roche were independently valued. Roche agreed to make additional cash contributions in order to bring Roche's participation to 50.1% of the agreed combined value. The acquiring by Roche of a 50.1% in the newly merged Chugai is treated as an acquisition for IFRS. For JGAAP the alliance is treated as a merger between Chugai and Nippon Roche. Therefore the JGAAP results of Chugai do not include the goodwill and fair value adjustments that are recorded in Roche's results, and which are quantified in Note 6 of the Roche Group annual financial statements and Note 5 of the interim financial statements. Moreover the acquisition accounting only includes Roche's 50.1% of these fair value adjustments and therefore the impact of these on net income needs to be added back in the minority interest calculations in Roche's IFRS results.

In the Roche's IFRS results, depreciation on property, plant and equipment is calculated using the straight line method. In Chugai's JGAAP results the reducing balance method is used.

Certain income and expenses, notably some restructuring costs, are required by JGAAP to be reported as extraordinary items. In Chugai's JGAAP results extraordinary items are reported below the operating profit line. In Roche's IFRS results such items are normally included as part of operating profit and are not treated as extraordinary or exceptional items.

There are other differences between IFRS and JGAAP, but these have a relatively minor impact.

Reformatted Roche income statement
Following the announcement of the divestiture of Chugai's OTC business, Roche has reformatted the Roche Group income statements for Full-year 2003 and Half-years 2004 and 2003, with the whole of the Roche Group's Consumer Health (OTC) business, consisting of Roche Consumer Health (RCH) and Chugai OTC shown as a discontinuing business (tables 2-4).

This will not affect the income statement on Group level.

Please do not hesitate to contact us if you have any further questions.

This Investor Update with all tables may be found at:
http://www.roche.com/inv-update-2004-08-03

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,

Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Roche Investor Update

Monday, August 02, 2004 8:04 AM

More overweight people could benefit from weight loss drug Xenical following new recommendation from European authorities

Roche announced today that the European Committee for Medicinal Products for Human Use (CHMP) has given a positive recommendation to remove the 2.5kg pre-treatment weight loss requirement from Xenical's European label. This means that physicians will be able to provide eligible patients with immediate access to Xenical treatment.

The pre-treatment weight loss requirement was originally included in Xenical's label to help physicians identify people who might best be capable of losing weight through treatment. The recommendation to remove the criteria is based on extensive, long-term data supporting the efficacy and safety of Xenical and the prohibitive nature of the pre-treatment requirement. Evidence shows the weight loss after 12 weeks of Xenical therapy is the best predictor of weight loss at 1 year.

"The CHMP's decision is good news for physicians and patients alike. More patients will now be able to benefit from the significant weight loss and health improvements offered by treatment with Xenical," commented Dr. Paul Brown, Business Director for Xenical.

Data from the four year, landmark XENDOS trial showed 60% of Xenical-treated patients compared to 35% of those who received lifestyle changes alone lost at least 5% of their baseline body weight after 12 weeks of treatment.* Sixty two percent (62%) of the Xenical-treated patients that lost 5% of their baseline body weight at 12 weeks went on to lose 10% of their body weight after one year.* In the XENDOS study, weight loss, both in the short and the long term, was significantly greater with Xenical compared with lifestyle changes alone (-10.6 vs -6.2 kg at one year and -5.8 vs -3.0 kg at four years).** The study also confirmed that Xenical has a long-term safety profile that is unmatched in the field of weight loss.**

The CHMP's positive opinion will now be proposed for approval by the European Commission.

Notes to editors

About Xenical

Xenical is the only available weight loss medication that works locally in the gut to prevent dietary fat absorption by around 30 per cent to effectively promote weight loss. It is an effective therapy that not only helps patients lose weight, but also helps them maintain their weight loss. Xenical is well tolerated and unlike appetite suppressants, it does not act on the brain. Since it was first marketed in 1998, there have been more than 21 million patient treatments with Xenical world-wide. Xenical is licensed for weight management in 149 countries around the world.

About Xenical Weight Management Programmes

Roche has developed Xenical Weight Management Programmes (WMPs) for healthcare professionals to use with their patients. The programme aims to help patients set and reach realistic weight goals while modifying their dietary intake and behaviour in the long-term. The programmes are individually tailored to help people achieve their weight loss goals, and maintain weight loss, through healthy eating, physical activity, behaviour modification and pharmacotherapy.

Roche provides free patient support programmes in around 50 countries worldwide to help people taking Xenical. Recent data demonstrated that patients enrolled in Xenical WMPs can significantly improve the levels of weight loss achieved and can increase their overall satisfaction and compliance with treatment.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

References

* Xenical Summary of Product Characteristics

** Torgerson JS, et al. XENDOS: a randomised study of orlistat as an adjunct to lifestyle changes for the prevention of type 2 diabetes in obese patients. Diabetes Care 2004;27(1):155-61

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche Investor Update

Monday, August 02, 2004 2:23 PM

Dear Investor,

Please find attached the news release issued by OSI and Genentech regarding the completion of the NDA filing of Tarceva.

Please do not hesitate to contact us if you have further questions.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,

Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

OSI Pharmaceuticals and Genentech announce completion of new drug application for FDA approval of Tarceva

First and only EGFR inhibitor to show increased survival in advanced non-small cell lung cancer

Melville, N.Y. and South San Francisco, Calif. - August 2, 2004 -- OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) and Genentech, Inc. (NYSE: DNA) announced today that OSI completed the submission of a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for Tarceva (erlotinib HCl), as a monotherapy for the treatment of patients with advanced non-small cell lung cancer (NSCLC) for whom chemotherapy has failed.

"This submission completes the Tarceva NDA filing and is a major milestone in our commitment to providing relapsed lung cancer patients with this potential new treatment option as quickly as possible," stated Colin Goddard, Ph.D., Chief Executive Officer of OSI Pharmaceuticals. "We are proud of the efforts of our internal clinical and regulatory teams in completing our first NDA in a timely manner and we appreciate the support of the Genentech team in this process. We will continue to work closely with the FDA as it reviews the Tarceva application."

"The improvement in survival observed in the Tarceva pivotal trial represents an important medical advance in the treatment of non-small cell lung cancer," said Hal Baron, M.D., Genentech's senior vice president, development and chief medical officer. "Of note, Tarceva showed improvement in survival across a broad spectrum of patients in the pivotal study and we believe, if approved, it will provide an important potential treatment option."

The NDA has been granted Pilot 1 Status under the FDA's Pilot 1 Program for Continuous Marketing Applications, a new program designed for investigational products that have been given Fast Track status, such as Tarceva, and that have demonstrated significant promise in clinical trials as a therapeutic advance over available therapy for a disease or condition.

The NDA filing is based on a pivotal Phase III double-blind, placebo-controlled trial that included 731 patients and that compared Tarceva to placebo in the treatment of patients with relapsed non-small cell lung cancer who had previously received chemotherapy. Tarceva demonstrated a 42 percent improvement in median survival and improved one-year survival by 45 percent. The study also demonstrated statistically significant improvement in all secondary endpoints of the trial including time to symptom deterioration, progression-free survival and response rate. The study results make Tarceva the first and only targeted therapy to demonstrate an improvement in survival for non-small cell lung cancer patients. Detailed results of the trial were presented in June at the 40th Annual American Society of Clinical Oncology (ASCO) meeting in New Orleans, LA. The global study was conducted by the National Cancer Institute of Canada Clinical Trials Group based at Queen's University in collaboration with OSI Pharmaceuticals.

Safety

In line with previous clinical studies, adverse events that occurred more often with patients treated with Tarceva in the pivotal trial included rash and diarrhea, which were generally mild to moderate in severity. Seventy-five percent of patients receiving Tarceva exhibited rash (versus 17 percent in the placebo group) and 54 percent of patients receiving Tarceva experienced diarrhea (versus 18 percent for placebo). Dose reductions occurred for rash and diarrhea only in the Tarceva arm, 10 percent and four percent respectively. In the pivotal study, severe pulmonary events including potential cases of interstitial lung events were infrequent and were equally distributed between treatment arms.

About Tarceva
Tarceva is designed to block tumor cell growth by inhibiting the tyrosine kinase activity of the HER1/EGFR receptor thereby blocking the HER1/EGFR signaling pathway inside the cell. Tarceva is currently being evaluated in an extensive clinical development program by a global alliance among OSI Pharmaceuticals, Genentech, and Roche.

About Non-Small Cell Lung Cancer
According to the World Health Organization, there are more than 1.2 million cases worldwide of lung and bronchial cancer each year, causing approximately 1.1 million deaths annually. According to the National Cancer Institute, lung cancer is the single largest cause of cancer deaths in the United States and is responsible for nearly 30 percent of cancer deaths in the country. NSCLC is the most common form of lung cancer and accounts for almost 80 percent of cases.

About OSI Pharmaceuticals
OSI Pharmaceuticals is a leading biotechnology company focused on the discovery, development, and commercialization of high-quality, next-generation oncology products that both extend life and improve the quality of life for cancer patients worldwide. OSI has a balanced pipeline of oncology drug candidates that includes both novel mechanism-based, gene-targeted therapies focused in the areas of signal transduction and apoptosis and a next-generation cytotoxic chemotherapy agent. OSI's most advanced drug candidate, Tarceva, a small-molecule inhibitor of the HER1 gene, has successfully completed Phase III clinical trials for lung cancer and is the subject of an ongoing New Drug Application (NDA). OSI has a commercial presence in the U.S. oncology market where it exclusively markets Novantrone (mitoxantrone concentrate for injection) for approved oncology indications and Gelclair for the relief of pain associated with oral mucositis. OSI has also established Prosidion Limited, an independently operated diabetes and obesity subsidiary based in the United Kingdom. For additional information about the company, please visit http://www.osip.com.

About Genentech
Genentech is committed to changing the way cancer is treated by establishing a broad oncology portfolio of innovative, targeted therapies with the goal of improving patients' lives. The company is the leading provider of anti-tumor therapeutics in the United States. Genentech is leading clinical development programs for Rituxan (Rituximab), Herceptin (Trastuzumab), and Avastin (bevacizumab) and markets all three products in the United States either alone (Avastin, which it recently launched in the United States, and Herceptin) or with Biogen Idec Inc. (Rituxan). Genentech has licensed Rituxan, Herceptin and Avastin to Roche for sale by the Roche Group outside of the United States.

The company has a robust pipeline of potential oncology therapies with a focus on four key areas: angiogenesis, apoptosis (i.e. programmed cell death), the HER pathway and B-cell biology. Potential oncology therapies directed at the HER pathway include Tarceva (erlotinib) and a therapeutic antibody currently in Phase II trials. Also in early development are a small molecule directed at the hedgehog pathway, a therapy targeting apoptosis and a humanized anti-CD20 antibody for hematology/oncology indications.

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Eighteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes 12 biotechnology products in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company and complete prescribing information for marketed products, please visit http://www.gene.com.

Regarding OSI

This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Factors that might cause such a difference include, among others, the completion of clinical trials, the FDA review process and other governmental regulation, OSI's and its collaborators' abilities to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, and other factors described in OSI Pharmaceuticals' filings with the Securities and Exchange Commission. Tarceva is an investigational compound and has not yet been approved as safe or efficacious in humans for its ultimate intended use.

Contacts:

OSI Contact:	Kathy Galante	(631) 962-2000
Genentech Media Contact:	Kristina Becker	(650) 467-6450
Genentech Investor Contact:	Kathee Littrell	(650) 225-1034